CUSIP No. 759757 10 7	13D	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Aella Ltd.

Suite 104A

Saffrey Square

Bank Lane

P.O. Box N-9306

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 10 7	13D	Page 2 of 7

1.	Names of Reporting Persons Aella Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Commonwealth of The Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,073,493
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,073,493
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,493
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 3 of 7

1.	Names of Reporting Persons P. Wilhelm F. Toothe, Trustee of The Olive Tree Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of The Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,073,493
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,073,493
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,493
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 4 of 7

1.	Names of Reporting Persons The Olive Tree Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Commonwealth of The Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,073,493
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,073,493
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,493
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 5 of 7

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, with respect to the Common Stock, $.01 par value per share (the "Shares"), of Rennova Health, Inc., a Delaware corporation (the "Issuer"), filed by Aella Ltd. ("Aella"); P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust ("The Olive Tree Trust"); and The Olive Tree Trust. Except as expressly amended below, the Schedule 13D, dated November 2, 2015, remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to report the conversion by Aella of 1,000 shares of the Issuer's Series B Convertible Preferred Stock on September 21, 2016, into 1,146,789 Shares.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of September 21, 2016, Aella owns of record 3,073,493 Shares (or approximately 5.6% of the total number of Shares deemed outstanding). Aella may be deemed to have shared dispositive and voting power with respect to such Shares with The Olive Tree Trust and P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust. Such Shares do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

On August 5, 2016, Aella was issued 83,334 Shares (at $0.30 per Share), by the Issuer in exchange for the cancellation of certain outstanding indebtedness owed by the Issuer to Aella.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit B – Joint Filing Agreement pursuant to Rule 13d-1(k).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2016	Aella Ltd.

By: The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

October 28, 2016	The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

CUSIP No. 759757 10 7	13D	Page 7 of 7

Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 28, 2016	Aella Ltd.

By: The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee